UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: April 20, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinion which appears below.

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

April 20, 2015

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-200212) (the “Registration Statement”), including the Prospectus dated November 14, 2014, the Product Supplement dated November 17, 2014 relating to the Airbag Yield Optimization Notes, the Prospectus Supplement dated November 17, 2014 relating to the Airbag Yield Optimization Notes, the Product Supplement dated November 17, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated November 17, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Final Terms Supplement dated April 15, 2015 relating to the UAL Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 15, 2015 relating to the AMZN Securities (as defined in Annex A hereto) the Final Terms Supplement dated April 15, 2015 relating to the CELG Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 15, 2015 relating to the EXPE Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 15, 2015 relating to the FEYE Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 15, 2015 relating to the INCY1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 15, 2015 relating to the INCY2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 15, 2015 relating to the LNKD1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 15, 2015 relating to the LNKD2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 15, 2015 relating to the PANW1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 15, 2015 relating to the PANW2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 15, 2015 relating to the PBY1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 15, 2015 relating to the PBY2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 15, 2015 relating to the TSLA Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 15, 2015 relating to the TWTR1 Securities (as defined in Annex A hereto) and the Final Terms Supplement dated April 15, 2015 relating to the TWTR2 Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated April 20, 2015 representing the UAL Securities, (d) the Global Security dated April 20, 2015 representing the AMZN Securities, (e) the Global Security dated April 20, 2015 representing the CELG Securities, (f) the Global Security dated April 20, 2015 representing the EXPE Securities, (g) the Global Security dated April 20, 2015 representing the FEYE Securities, (h) the Global Security dated April 20, 2015 representing the INCY1 Securities, (i) the Global Security dated April 20, 2015 representing the INCY2 Securities, (j) the Global Security dated April 20, 2015 representing the LNKD1 Securities, (k) the Global Security dated April 20, 2015 representing the LNKD2 Securities, (l) the Global Security dated April 20, 2015 representing the PANW1 Securities, (m) the Global Security dated April 20, 2015 representing the PANW2 Securities, (n) the Global Security dated April 20, 2015 representing the PBY1 Securities, (o) the Global Security dated April 20, 2015 representing the PBY2 Securities, (p) the Global Security dated April 20, 2015 representing the TSLA Securities, (q) the Global Security dated April 20, 2015 representing the TWTR1 Securities, (r) the Global Security dated April 20, 2015 representing the TWTR2 Securities (s) UBS AG Group Treasurer Resolutions dated (i) December 22, 2008, (ii) August 16, 2011, (iii) December 9, 2011, (iv) May 8, 2014 and (v) November 14, 2014, related to the establishment of the Company’s medium-term note program and (t) the Officers’ Certificate dated November 14, 2014, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (t) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter or communicate with or advise you as to any changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Airbag Yield Optimization Notes due April 20, 2016 (Linked to the common stock of United Continental Holdings Inc.) (the “UAL Securities”)	$375,000.00
Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the common stock of Amazon.com, Inc.) (the “AMZN Securities”)	$125,000.00
Trigger Phoenix Autocallable Optimization Securities due April 24, 2017 (Linked to the common stock of Celgene Corporation) (the “CELG Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the common stock of Expedia Inc.) (the “EXPE Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due April 22, 2016 (Linked to the common stock of FireEye, Inc.) (the “FEYE Securities”)	$135,000.00
Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the common stock of Incyte Corporation) (the “INCY1 Securities”)	$175,000.00
Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the common stock of Incyte Corporation) (the “INCY2 Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due April 22, 2016 (Linked to the common stock of LinkedIn Corporation) (the “LNKD1 Securities”)	$275,000.00
Trigger Phoenix Autocallable Optimization Securities due April 22, 2016 (Linked to the common stock of LinkedIn Corporation) (the “LNKD2 Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due April 22, 2016 (Linked to the common stock of Palo Alto Networks, Inc.) (the “PANW1 Securities”)	$275,000.00
Trigger Phoenix Autocallable Optimization Securities due April 22, 2016 (Linked to the common stock of Palo Alto Networks, Inc.) (the “PANW2 Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due April 22, 2016 (Linked to the common stock of Puma Biotechnology, Inc.) (the “PBY1 Securities”)	$175,000.00
Trigger Phoenix Autocallable Optimization Securities due April 22, 2016 (Linked to the common stock of Puma Biotechnology, Inc.) (the “PBY2 Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due April 24, 2017 (Linked to the common stock of Tesla Motors, Inc.) (the “TSLA Securities”)	$300,000.00
Trigger Phoenix Autocallable Optimization Securities due April 22, 2016 (Linked to the common stock of Twitter, Inc.) (the “TWTR1 Securities”)	$275,000.00
Trigger Phoenix Autocallable Optimization Securities due April 22, 2016 (Linked to the common stock of Twitter, Inc.) (the “TWTR2 Securities”)	$100,000.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

	By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

	By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 20 April 2015